UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________________________

REQUEST FOR WITHDRAWAL
OF POST EFFECTIVE AMENDMENT

Date of Report: March 23, 2004

________________________________________________________

COM-GUARD.COM, INC.
(Name of Small Business Issuer in Its Charter)

Nevada (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	33-0879853 (IRS Employer Identification No.)
2075 Corte Del Norte, Suite R, Carlsbad, CA 92009 (Address and Telephone Number of Principal Executive Offices)
2075 Corte Del Norte, Suite R, Carlsbad, CA 92009 (Address of Principal Place of Business or Intended Principal Place of Business)
Laughlin International, 2533 N. Carson St., Carson City, NV 89706 (800) 648-0966 (Name, Address and Telephone Number of Agent For Service)

Item 1.

By and through this Request for Withdrawal, the Registrant requests that the Commission immediately withdraw the Registrant's Post Effective Amendment No.1, filed on March 23, 2004 (SEC File Number 333-102855; SEC Film Number 04683453).

Executed this 9th day of August, 2004.

/s/ Dr. Edward Savarese
Chairman of the Board of Directors
Chief Executive Officer